Exhibit 12

Nucor Corporation

2014 Form 10-K

Computation of Ratio of Earnings to Fixed Charges

	Year-ended December 31,
	2010	2011	2012	2013	2014
	(In thousands, except ratios)
Earnings
Earnings before income taxes and noncontrolling interests	$267,115	$1,251,812	$852,940	$791,123	$1,204,577

Plus: (earnings)/losses from equity investments	32,082	10,043	13,323	(9,297)	(13,505)

Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	163,626	183,541	179,169	164,128	178,240

Plus: amortization of capitalized interest	2,332	2,724	2,550	3,064	4,166

Plus: distributed income of equity investees	4,923	3,883	9,946	8,708	53,738

Less: interest capitalized	(940)	(3,509)	(4,715)	(10,913)	(2,946)

Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(73,110)	(83,591)	(88,507)	(97,504)	(101,844)

Total earnings before fixed charges	$396,028	$1,364,903	$964,706	$849,309	$1,322,426

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	$162,213	$182,321	$178,218	$162,899	$177,088

Estimated interest on rent expense	1,413	1,220	951	1,229	1,152

Total fixed charges	$163,626	$183,541	$179,169	$164,128	$178,240

Ratio of earnings to fixed charges	2.42	7.44	5.38	5.17	7.42